Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF HARPOON THERAPEUTICS, INC.

HARPOON THERAPEUTICS, INC. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

ONE: The name of the Corporation is Harpoon Therapeutics, Inc.

TWO: The date of filing the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was March 19, 2015. The date of filing the Amended and Restated Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was February 12, 2019.

THREE: The board of directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending Article IV, Paragraph A of its Amended and Restated Certificate of Incorporation, as amended, to read in its entirety as follows:

“A. This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is 160,000,000 shares. 150,000,000 shares shall be Common Stock, each having a par value of $0.0001, and 10,000,000 shares shall be Preferred Stock, each having a par value of $0.0001.

Effective as of 5:00 p.m., Eastern time, on the date this Certificate of Amendment to the Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware (the “Effective Time”), ten of the Corporation’s Common Stock, par value $0.0001 per share, issued and outstanding prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one share of Common Stock, par value $0.0001 per share, of the Corporation. No fractional shares shall be issued and, in lieu thereof, any holder of less than one share of Common Stock shall, upon surrender after the Effective Time of a certificate, which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, be entitled to receive cash for such holder’s fractional share based upon the closing sales price of the Corporation’s Common Stock as reported on The Nasdaq Stock Market LLC on the date this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation is filed with the Secretary of State of the State of Delaware.”

FOUR: This Certificate of Amendment to the Amended and Restated Certificate of Incorporation was submitted to the stockholders of the Corporation and was duly adopted and approved in accordance with the provisions of Section 242 of the General Corporate Law of the State of Delaware at the annual meeting of the stockholders of the Corporation.

FIVE: This Certificate of Amendment to the Amended and Restated Certificate of Incorporation shall be effective as of 5:00 p.m. Eastern Time on September 1, 2023.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Harpoon Therapeutics, Inc. has caused this Certificate of Amendment to be duly executed and acknowledged in its name and on behalf by an authorized officer of the date first set forth above.

HARPOON THERAPEUTICS, INC.

By:	/s/ Julie Eastland
Name: Julie Eastland Title: President and Chief Executive Officer